Exhibit 99.2
News release via Canada NewsWire, Calgary 403-269-7605
Attention Business Editors:
Petroflow Grants Stock Options
TSXV Symbol — PEF
          CALGARY, Feb. 1 /CNW/ — The board of directors of Petroflow Energy Ltd. has granted, under Petroflow’s incentive stock option plan, stock options to Kevin Davis, Petroflow’s Senior Vice President — Corporate Development. Under the terms of the stock option grant, Mr. Davis may purchase 60,000 common shares at $2.10, which was yesterday’s closing price for Petroflow’s shares. The options have a term of five years; 30% of which are exercisable immediately, a further 20% exercisable in one year, 20% in two years, 15% in three years and the remaining 15% in four years.
          The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.
          %SEDAR: 00003294E
          For further information: John Melton, President and Chief Executive Officer at (504) 453-2926; or Duncan Moodie, Chief Financial Officer at (403) 263-5355.
CO: Petroflow Energy Ltd.
CNW 17:37e 01-FEB-07